May 28, 2021

Via Edgar

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	TradeUP Acquisition Corp.
Amendment No. 5 to Registration Statement on Form S-1
Filed May 25, 2021
File No. 333-253322

Dear Ms. Barberena-Meissner:

This letter is in response to the letter dated May 27, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to TradeUP Acquisition Corp. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form S-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 5 to Registration Statement on Form S-1

Risk Factors

The anchor investors may purchase a majority interest in our company and could potentially influence corporate actions, page 38

1. We note the new disclosure that the anchor investors have collectively expressed intent to purchase units in this offering at a level of which would aggregate to 59.4% of the units if all such indications of interest become confirmed. Please also disclose the vote percentage required if the anchor investors vote their shares in favor of an initial business transaction if you solicit proxies for a business combination. We note your disclosure throughout stating that you would need 1,392,501, or 34.81%, of the 4,000,000 public shares sold in this offering to be voted in favor of a transaction (assuming all outstanding shares are voted) in order to have your initial business combination approved (assuming the over-allotment option is not exercised).

Response: The Company acknowledges the Staff’s comment and has revised disclosure on pages 18, 26, 35, 38, 88, 111, and 116 of the Registration Statement.

Principal Stockholders

Expressions of Interest, page 111

2. In your definition for “anchor investors” at page 4 of your summary, you state that each anchor investor “is a member of our sponsor TradeUP Acquisition Sponsor LLC.” However, you state at page 111 and elsewhere that in addition to being unaffiliated qualified institutional buyers, your anchor investors are “not affiliated with our sponsor or any member of our management team.” Please reconcile these statements.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on pages 2, 21, 38, and 111 of the Registration Statement.

3. You state that “another institutional investor and existing member of our sponsor has provided an indication of interest in purchasing units in this offering and will be participating in the purchase of the private placement warrants through our sponsor.” Please revise to clarify the references here and elsewhere in the prospectus to the purchase of “private placement warrants,” as you disclose throughout the prospectus that the private placement will consist of private shares, rather than warrants. Also, please revise to identify this “existing member” and the anchor investors, provide comparable information regarding the percentage of units this additional investor indicated an interest in purchasing, and quantify the extent to which the referenced “existing member” and each of the anchor investors will be participating in the private placement.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on pages 21 and 111 of the Registration Statement.

4. Please revise to disclose the possible “incentives” and additional “economic benefits” which anchor investors could receive referenced in the sixth paragraph under “Conflicts of Interest” at page 107 (and also at page 137) and to clarify the suggestion that the anchor investors could include founders, management, or their affiliates in light of your statement in this section that anchor investors are not affiliated with your sponsor or any member of your management team.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on pages 107 and 137 of the Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2232.

Very truly yours,

By:	/s/ Jianwei Li
Jianwei Li Chairman and Co-Chief Executive Officer

Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC